NISCAYAH

82-35019

05 August 2008

SEC
Mail Processing
Section

AUG 13 2008

Washington, DC
101

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 [redacted]
USA

08004366

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Else Trägårdh
Investor Relations
Niscayah

SUPPL

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

PROCESSED
AUG 20 2008
THOMSON REUTERS

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

Interim Report January-June 2008

- Sales during the first six months increased by 8 percent to MSEK 3,744 (3,461), and during the second quarter by 8 percent to MSEK 1,947 (1,808).
- Operating income (EBIT) decreased during the first six months by 18 percent to MSEK 221 (271), which resulted in an operating margin (EBIT) of 5.9 percent (7.8). During the second quarter, operating income (EBIT) decreased by 22 percent to MSEK 121 (155). The operating margin (EBIT) during the second quarter amounted to 6.2 percent (8.6).
- Losses in implementation projects in Norway during the first six months amounted to MSEK 30, of which MSEK 10 refer to the second quarter. Costs for the change of trademark during the first six months amounted to MSEK 18, of which MSEK 15 refer to the second quarter.
- Income before tax for the first six months amounted to MSEK 167 (275). Foreign exchange rate effects impacted financial net by MSEK -7 (20) during the first six months.
- Net income amounted to MSEK 116 (190) during the first six months and to MSEK 72 (105) during the second quarter. Earnings per share amounted to SEK 0.32 (0.52) during the first six months, and to SEK 0.20 (0.29) during the second quarter.
- Outlook for 2008 – Total sales growth for the full year of 2008 is deemed to amount to the same level as during the first six months of 2008. Operating income for the full year of 2008 is expected to be lower than last year, as a consequence of the weaker outcome than planned during the first six months of 2008.

MSEK	Jan-June 2008	Jan-June 2007	Apr-June 2008	Apr-June 2007	Rolling 12 months	Jan-Dec 2007
Sales	3,744	3,461	1,947	1,808	7,543	7,260
Sales growth, %	*8*	*15*	*8*	*17*	*11*	*14*
Organic sales growth, %	*5*	*14*	*4*	*14*	*6*	*11*
Operating income before amortization (EBITA)	232	281	128	160	629	678
EBITA margin, %	*6.2*	*8.1*	*6.6*	*8.9*	*8.0*	*9.3*
Operating income (EBIT)	221	271	121	155	608	658
Operating margin (EBIT), %	*5.9*	*7.8*	*6.2*	*8.6*	*8.1*	*9.1*
Income before tax	167	275	105	153	483	590
Net income	116	190	72	105	349	423
Earnings per share, SEK	0.32	0.52	0.20	0.29	0.96	1.16
Return on capital employed, %	*15*	*16*	-	-	*16*	*16*

Comments from the CEO, Juan Vallejo

Our operations are continuing to grow despite a reduced rate of investment within the banking sector. The declining outlook for the banking sector is compensated by growth in other customer segments, which lies behind continued growth in Continental Europe during the first six months, among other things. Our service offerings enable us to grow even in a climate in which customers tend to reduce the running costs. The integration of the newly acquired G4S is proceeding according to plan and contributing to a strengthening of our market position in Germany.

Group

Sales

January-June 2008

Sales during the first six months increased by 8 percent and amounted to MSEK 3,744 (3,461), of which organic sales growth amounted to 5 percent (14).

Sales have been negatively impacted during the first six months by changes in exchange rates amounting to MSEK 57 (60).

April-June 2008

During the second quarter, sales increased by 8 percent, and amounted to MSEK 1,947 (1,808), of which organic sales growth amounted to 4 percent (14).

Sales were impacted negatively in the second quarter by changes in exchange rates amounting to MSEK 30 (19).

Income

January-June 2008

Operating income before amortization (EBITA) decreased during the first six months to MSEK 232 (281) and operating income (EBIT) decreased to MSEK 221 (271). Losses in implementation projects in Norway have impacted income by MSEK 30, while costs relating to the change of trademark have impacted income by MSEK 18.
Operating income (EBIT) was marginally impacted during the period by changes in foreign exchange rates amounting to MSEK 0.3.

The operating margin (EBIT) decreased to 5.9 percent (7.8).

Financial net during the first six months amounted to MSEK -53 (3). Changes in foreign exchange rates have impacted the financial net by MSEK -7 (20) and refer to Niscayah's most significant currencies against the Swedish krona.

Net income during the first six months amounted to MSEK 116 (190).

April-June 2008

During the second quarter, operating income before amortization (EBITA) decreased and amounted to MSEK 128 (160) and operating income (EBIT) decreased to MSEK 121 (155). Losses in implementation projects in Norway have impacted income by MSEK 10, while costs relating to the change of trademark have impacted income by MSEK 15.

The operating margin (EBIT) decreased during the second quarter to MSEK 6.2 percent (8.6).

Financial net during the second quarter amounted to MSEK -17 (-2).

Net income during the second quarter amounted to MSEK 72 (105).

The cash flow was strengthened during the second quarter as a result of a lower level of working capital.

Return on capital employed

The Group's return on capital employed was 15 percent (16 percent per December 31, 2007). The Group's operating capital employed amounted to MSEK 1,285 per June 30, 2008 (MSEK 1,330 per December 31, 2007). This corresponds to 17 percent (18 percent per December 31, 2007) of sales, adjusted for full year sales in acquired companies.

The Group's capital employed amounted to MSEK 4,148 per June 30, 2008 (MSEK 4,248 per December 31, 2007).

Financial goals

Niscayah has two main financial goals:

- An average yearly sales growth of more than 10 percent, including acquisitions
- An average yearly return on capital employed to exceed 20 percent

As of June 30, 2008, sales growth amounted to 8 percent and return on capital employed amounted to 15 percent.

Developments per segment

Sales per segment

MSEK	Jan-June 2008	Jan-June 2007	Apr-June 2008	Apr-June 2007	Jan-Dec 2007
Mainland Europe	2,905	2,586	1,537	1,363	5,468
US/UK/Ireland	812	850	395	432	1,740
Other	27	25	15	13	52
Group	3,744	3,461	1,947	1,808	7,260

Operating income (EBIT), per segment

MSEK	Jan-June 2008	Jan-June 2007	Apr-June 2008	Apr-June 2007	Jan-Dec 2007
Mainland Europe	267	305	150	163	681
US/UK/Ireland	24	12	16	16	68
Other	-52	-46	-30	-24	-91
Costs for change of trademark	-18	-	-15	-	-
Group	221	271	121	155	658

Operating margin (EBIT), per segment, %

MSEK	Jan-June 2008	Jan-June 2007	Apr-June 2008	Apr-June 2007	Jan-Dec 2007
Mainland Europe	9.2	11.8	9.8	12.0	12.5
US/UK/Ireland	3.0	1.4	4.1	3.7	3.9
Other	-	-	-	-	-
Group	5.9	7.8	6.2	8.6	9.1

Mainland Europe

Market conditions for the banking and retail segments continue to be weak and uncertainty within these customer segments has increased during the second quarter, particularly in southern Europe. This uncertainty is primarily reflected in the postponement and/or decreased rate of execution of projects within these customer groups. Niscayah deems that these customers have a great need for high technology security solutions over the long term. Customer groups other than banking and retail are continuing to show satisfactory levels of demand. The acquisition of G4S's operations in Germany was carried out during the period. The integration of the operations is proceeding according to plan and, during the period, the acquisition contributed MSEK 50.1 in sales and MSEK 1.3 in income. Restructuring costs are estimated to total approximately MSEK 14 for 2008. During the period, no restructuring costs have been incurred.

The previous problems in project operations in Norway have now been resolved, and have burdened the Group's operating income during the period by MSEK 30, of which MSEK 10 refers to the second quarter. A new Country President was instated in Norway on July 1, 2008.

Niscayah continues to be strong in Continental Europe, with a strong position in the major markets.

	Jan-June	Jan-June	Apr-June	Apr-June	Jan-Dec
MSEK	2008	2007	2008	2007	2007
Sales	2,905	2,586	1,537	1,363	5,468
Organic sales growth, %	*6*	*14*	*6*	*16*	*13*
Operating income (EBIT)	267	305	150	163	681
Operating margin (EBIT), %	*9.2*	*11.8*	*9.8*	*12.0*	*12.5*

January-June 2008

Sales increased by 12 percent to MSEK 2,905 (2,586), of which 6 percent was organic growth. The operating margin was 9.2 percent.

Changes in exchange rates have resulted in a positive currency effect of MSEK 39 on sales and MSEK 2 on operating income, compared with the previous year.

April-June 2008

Sales increased by 13 percent to MSEK 1,537 (1,363), of which 6 percent was organic growth.

The operating margin was 9.8 percent.

Changes in exchange rates have resulted in a positive currency effect of MSEK 19 on sales and MSEK 2 on operating income, compared with the previous year.

US/UK/Ireland

The US operations are continuing to develop positively. The integration of the acquisition of PEI and Securex in the US is proceeding according to plan. In the US, activities aimed at increasing the service and system operation proportion of the offering continue to be implemented. In the UK, market conditions in the banking sector continue to be weak and to negatively impact sales, as operations primarily consist of the execution of projects for customers within this sector. Operations in the UK have been adapted to prevailing market conditions, implying a decrease in variable costs, as the Company's drive to expand into new customer groups has yet to yield the desired results.

	Jan-June	Jan-June	Apr-June	Apr-June	Jan-Dec
MSEK	2008	2007	2008	2007	2007
Sales	812	850	395	432	1,740
Organic sales growth, %	*1*	*13*	*-2*	*9*	*5*
Operating income (EBIT)	24	12	16	16	68
Operating margin (EBIT), %	*3.0*	*1.4*	*4.1*	*3.7*	*3.9*

January-June 2008

Sales decreased by 4 percent compared with the first six months of 2007 and amounted to MSEK 812 (850). Organic growth amounted to 1 percent. The operating margin was 3 percent.

Changes in exchange rates have resulted in a negative currency effect of MSEK 94 on sales and MSEK 2 on operating income, compared with the previous year.

April-June 2008

Sales decreased by 9 percent compared with the second quarter of 2007 and amounted to MSEK 395 (432), with a change of 2 percent in organic growth.

The operating margin was 4.1 percent.

Changes in exchange rates have resulted in a negative currency effect of MSEK 48 on sales and MSEK 2 on operating income, compared with the previous year.

Change of trademark

At the Annual General Meeting on April 22, 2008, the Board of Directors' proposed amendment to the Articles of Association was approved, entailing that the Company's business name was changed to Niscayah Group AB. The license agreement with Securitas AB has been cancelled, which implies that no license cost will be incurred as of the fourth quarter of 2008. During the period, license costs have amounted to MSEK 6, of which MSEK 3 refer to the second quarter. Costs related to the change of trademark have burdened income with MSEK 18 for the period. These costs amounted to MSEK 15 during the second quarter. Costs related to the change of trademark are estimated to amount to approximately MSEK 40 for the entire year.

Other financial information

Financial position

Niscayah's principal credit facility of SEK 3 billion has a remaining duration of three years, with an option of a two year extension. The credit facility is intended to secure the Company's ongoing financial needs and strategic growth. Outstanding loans amounted to MSEK 2,083 as of June 30, 2008 (1,976 as of December 31, 2007) and utilized in Swedish kronor, Euros and US dollars.

The Group's net debt as of June 30, 2008 amounted to MSEK 1,835 (MSEK 1,755 as of December 31, 2007) and equity amounted to MSEK 2,313 (MSEK 2,493 as of December 31, 2007).
During the first six months of 2008, the Group's financial net amounted to MSEK -53 (3) and was impacted by MSEK -7 (20) as a consequence of changes in foreign exchange rates against the Swedish krona.

During the second quarter, the financial net amounted to MSEK -17 (-2) whereof MSEK 2 (-1) was effects related to changes in foreign exchange rates. The foreign exchange rate effects are primarily related to the Group's internal lending. The interest rate risk is managed via interest rate swap agreements, of which the valuation effects are included in the Group's net interest. As of June 30, 2008, the average interest rate duration was 17.3 months.

Operating cash flow

	Jan-June	Jan-June	Apr-June	Apr-June	Jan-Dec
MSEK	**2008**	**2007**	**2008**	**2007**	**2007**
Operating income before amortization (EBITA)	232	281	128	160	678
Investments in fixed assets	-90	-120	-39	-53	-203
Reversal of depreciations and amortization	89	75	45	39	155
Net investments in fixed assets	-1	-45	6	-14	-48
Change in operating capital employed	141	-58	71	-99	-227
Operating cash flow	**372**	**178**	**205**	**47**	**403**
Operating cash flow as a % of operating income before amortization (EBITA)	*160*	*63*	*160*	*29*	*59*

Operating cash flow has increased during the first six months, amounting to MSEK 372 (178). Lower investments and positive changes in operating capital have contributed to the stronger cash flow.

Investments, depreciation and amortization

Investments in operational fixed assets decreased during the first six months and amounted to MSEK 90 (120), of which MSEK 70 (92) were in tangible fixed assets. During the second quarter, investments in operational fixed assets amounted to MSEK 39 (53), of which MSEK 28 (45) were in tangible fixed assets. Depreciation and amortization of operational fixed assets increased during the first six months and amounted to MSEK 89 (75), of which MSEK 74 (64) were in tangible fixed assets. Depreciation and amortization of operational fixed assets during the second quarter amounted to MSEK 45 (39), of which MSEK 38 (33) were in tangible fixed assets.

Acquisitions

The Group has executed the following acquisitions, which were consolidated for the first time during the period.

Included as of	Company	Annual sales	Number of employees
Jan 2, 2008	Installerende Partners, the Netherlands	MSEK 26	22
Feb 1, 2008	Förebygget Brandskydd, Sweden	MSEK 11	10
April 30, 2008	G4S Sicherheitssysteme GmbH, Germany	MSEK 315	316

On April 30, 2008, a total of 100 percent of the shares in G4S Sicherheitssysteme GmbH, one of the five largest companies within security systems in the German market, was acquired. Its operations focus upon the banking and finance sectors, as well as the retail industry, and approximately one-third of its sales for 2007 were within service. Following the merger, Niscayah's German operation will have sales of MSEK 555 and will have approximately 600 employees.

Acquisitions during the period have contributed MSEK 66 to sales and MSEK 2 to operating income (EBIT). For more information, see page 11.

Personnel

At the end of the period, the total number of staff was 6,408 (6,022 as of December 31, 2007), of whom 348 had been employed in acquired companies.

Tax

Tax expenses for the first quarter amounted to MSEK 52 (85), implying a tax rate of 30.8 percent (30.8). For the second quarter, tax expenses amounted to MSEK 33 (48). For the full year 2007, the tax rate was 28 percent.

The Parent Company

Net sales for Niscayah Group AB during the first six months amounted to MSEK 80 (77). Income after financial items for the period amounted to MSEK 125 (301). Cash and cash equivalents amounted to MSEK 64 (MSEK 139 as of December 31, 2007). During the period, the Parent Company has invested MSEK 360 (292) in shares in subsidiaries and MSEK 0 (0) in equipment.

Significant risks and uncertainty factors

Niscayah's risk exposure is primarily related to risks in customer assignments, such as contract commitments, credit risks and liability risks in connection with the execution of projects and service assignments. The Group's business risk analysis model focuses on significant aspects in contract management, as well as regarding the entire business cycle. The aim is to establish risk awareness and preventive measures aimed at minimizing damages and protecting clients and employees. All business risk management is conducted in line with established policies and guidelines. Insurance solutions are utilized to minimize any negative financial effects that may arise from indemnifications related to liability issues, as well as regards property damage.

The Group's financial operations shall primarily support the business operations by securing financing, liquidity management and the minimization of financial risk exposure. The financial risk exposure mainly consists of foreign exchange risk, interest rate risk, liquidity risk and refinancing risks in connection with Group financing and current transactions. All financial risk management is conducted in line with established policies and guidelines defining the mandate for the Company's internal bank, Group Treasury and subsidiaries.

No additional significant risks are assessed to have arisen after the publication of the 2007 Annual Report. For further information regarding Niscayah's risk exposure and risk management, refer to pages 22-23 and Note 3 in the 2007 Annual Report.

Transactions with related parties

No transactions between Niscayah and related parties significantly impacting the Company's financial position and income have taken place during the period.

Occurrences after the end of the reporting period

Changes to Corporate Management

Bjørn Lohne, presently Country President for the UK, will be leaving the Company for other assignments outside the Group by no later than November 2008. The recruitment of a new Country President for the UK is underway.

Other

As per July 1, 2008, a new Country President has been instated in Norway.

Outlook

New outlook for 2008:

Total sales growth for the full year of 2008 is deemed to amount to the same level as during the first six months of 2008. Operating income for the full year of 2008 is expected to be lower than last year, as a consequence of the weaker outcome than planned during the first six months of 2008.

Outlook for 2008 according to the interim report on May 13, 2008

Total sales growth of over 10 percent and an operating margin (EBITA) of around 9 percent.

Other information

Accounting principles

Niscayah's consolidated financial statements are based on International Financial Reporting Standards. The Group applies the same accounting principles and calculation methods in the interim reports as in the Annual Report for 2007. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and according to the Swedish Financial Reporting Board's standard RFR 1.1, Additional Accounting Regulations for Groups.

The financial statements of the Parent Company have been prepared in accordance with the Swedish Annual Accounts Act and with the accounting standard RFR 2.1, Accounting for Legal Entities.

Definitions

Operating income before amortization (EBITA): Operating income before amortization on acquisition related intangible assets, but after depreciation and amortization of tangible assets and other intangible assets.

Other definitions are presented in Niscayah's Annual Report 2007, Note 4: www.niscayah.com

Future reporting dates

November 4, 2008	Interim report January-September 2008
February 4, 2009	Year end report January-December 2008

Press conference

A press conference will be held at Niscayah's head office at Lindhagensplan 70 in Stockholm on August 5, 2008 at 10.30 am, CET. To follow the press conference by telephone (and ask questions), please call:
Sweden: + 46 (0) 8 50 520 270
UK: + 44 (0) 208 817 9301
US: + 1 718 354 1226

For additional information, contact:

Juan Vallejo, CEO and President	+ 46 10 458 8000
Peter Ragnarsson, CFO	+ 46 10 458 8000
Else Trägårdh, Investor Relations	+ 46 10 458 8080

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Niscayah Group AB discloses the information provided herein pursuant to the Swedish Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication at CET 08.30 am on August 5, 2008.

The Board of Directors and the CEO declare that the undersigned first six month report provides a true and fair overview of the Group's and the Parent Company's operations, their financial position and performance, as well as describing material risks and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, August 5, 2008

Niscayah Group AB (publ.)

Jorma Halonen Chairman of the Board	Carl Douglas Member of the Board	Tomas Franzén Member of the Board
Eva Lindqvist Member of the Board	Anders Böös Member of the Board	Ulrik Svensson Member of the Board
Laila Lindberg Employee representative	Mikael Olsson Employee representative	Juan Vallejo Member of the Board CEO and President

This report has not been the subject of an audit by the Company's auditors.

Consolidated income statement

MSEK	Jan-June 2008	Jan - June 2007	Apr-June 2008	Apr-June 2007	Jan-Dec 2007
Sales	**3,744.4**	**3,461.1**	**1,946.9**	**1,808.2**	**7,260.2**
Cost of goods sold[1]	-2,477.3	-2,263.7	-1,287.3	-1,176.9	-4,734.6
Gross income	**1,267.1**	**1,197.4**	**659.6**	**631.3**	**2,525.6**
Selling and administrative expenses[1]	-1,035.1	-916.5	-531.7	-470.9	-1,847.3
Operating income before amortization (EBITA)	**232.0**	**280.9**	**127.9**	**160.4**	**678.3**
Amortization of acquisition-related intangible assets	-11.4	-9.5	-6.4	-5.3	-20.0
Operating income (EBIT)	**220.6**	**271.4**	**121.4**	**155.1**	**658.3**
Financial income and expenses[2]	-53.4	3.3	-16.7	-2.3	-67.8
Income before tax	**167.2**	**274.7**	**104.7**	**152.8**	**590.5**
Tax	-51.6	-84.6	-32.5	-47.3	-167.5
Net income for the period	**115.6**	**190.1**	**72.1**	**105.5**	**423.0**

Of which attributable to:					
Shareholders in the Parent Company	115.1	189.5	71.9	105.3	422.1
Minority interests	0.5	0.6	0.2	0.2	0.9
Earnings per share before dilution, SEK	0.32	0.52	0.20	0.29	1.16
Earnings per share after dilution, SEK	0.32	0.52	0.20	0.29	1.16

[1]Of which depreciation and amortization of					
Tangible fixed assets	-73.6	-64.3	-37.5	-33.0	-131.9
Intangible assets (excluding amortization of acquisition-related intangible assets)	-15.0	-10.4	-7.6	-5.5	-22.6
Total depreciation and amortization (excluding amortization of acquisition-related intangible assets)	**-88.6**	**-74.7**	**-45.1**	**-38.5**	**-154.5**

[2]Financial income and expenses					
Net interest income	-46.5	-16.9	-18.6	-1.7	-67.9
Currency effects (net)	-6.9	20.2	1.9	-0.6	0.1
Total financial income and expenses	**-53.4**	**3.3**	**-16.7**	**-2.3**	**-67.8**

Key Ratios					
Sales growth, %	8	15	8	17	14
Organic sales growth, %	5	14	4	14	11
EBITA margin, %	6.2	8.1	6.6	8.9	9.3
Operating margin (EBIT), %	5.9	7.8	6.2	8.6	9.1
Net margin, %	3.1	5.5	3.7	5.8	5.8

Consolidated balance sheet

MSEK	June 30, 2008	June 30, 2007	Dec 31, 2007
ASSETS			
Fixed assets			
Intangible assets	2,971.4	3,002.1	3,022.6
Tangible assets	384.5	391.3	382.0
Deferred tax assets	49.0	56.4	62.1
Financial assets	1.4	0.8	1.0
Other receivables	15.8	20.5	14.5
Total fixed assets	**3 422.1**	**3,471.1**	**3,482.2**
Current assets			
Inventories	283.5	230.5	246.8
Accounts receivable and other receivables	2,683.0	2,236.3	2,557.2
Derivative instruments	16.5	-	16.3
Cash equivalents	367.7	407.8	401.9
Total current assets	**3,350.7**	**2,874.6**	**3,222.2**
TOTAL ASSETS	**6,772.8**	**6,345.7**	**6,704.4**
EQUITY			
Capital and reserves attributable to the Parent Company's shareholders	2,307.0	2,322.1	2,487.8
Minority interests	6.2	5.3	5.7
Total equity	**2,313.2**	**2,327.4**	**2,493.5**
LIABILITIES			
Long-term liabilities			
Borrowing	2,127.6	2,004.5	2,021.0
Other interest-bearing liabilities	4.0	90.5	4.8
Deferred tax liabilities	142.4	143.2	161.0
Provision for pensions	60.0	43.2	56.2
Other liabilities	30.3	35.1	31.8
Total long-term liabilities	**2,364.3**	**2,316.5**	**2,274.8**
Current liabilities			
Borrowing	49.0	53.2	50.4
Other interest-bearing liabilities	40.4	2.1	97.9
Accounts payable and other liabilities	2,005.9	1,646.5	1,787.8
Total current liabilities	**2,095.3**	**1,701.8**	**1,936.1**
TOTAL EQUITY AND LIABILITIES	**6,772.8**	**6,345.7**	**6,704.4**

The Group's capital employed and financing

MSEK	June 30, 2008	June 30, 2007	Dec 31, 2007
Operating capital employed	1,285.4	1,154.8	1,329.7
Goodwill	2,615.4	2,675.4	2,675.5
Acquisition-related intangible assets	247.7	238.9	243.1
Capital employed	**4,148.5**	**4,069.1**	**4,248.3**
Net debt	1,835.4	1,741.7	1,754.8
Equity	2,313.2	2,327.4	2,493.5

Key Ratios	June 30, 2008	June 30, 2007	Dec 31, 2007
Operating capital employed as % of sales	17	17	18
Return on capital employed, %	15	16	16
Net debt/equity ratio, times	0.79	0.75	0.70
Equity/assets ratio, %	34	37	37

Consolidated cash flow statement

	Jan-June	Jan-June	Apr-June	Apr-June	Jan-Dec
MSEK	2008	2007	2008	2007	2007
Cash flow before changes in working capital	150.3	258.4	145.8	183.5	576.3
Changes in working capital	132.8	-81.7	0.4	-140.7	-264.6
Cash flow from operating activities	**283.1**	**176.7**	**146.2**	**42.8**	**311.7**
Cash flow from investing activities	-208.3	-390.4	-133.0	-48.3	-545.6
Of which acquisition of subsidiaries/operations[1]	*-119.0[1]*	*-268.9*	*-95.6*	-	*-343.5*
Cash flow from financing activities	-104.4	-21.3	-99.9	-167.7	-4.1
Cash flow for the period	**-29.6**	**-235.0**	**-86.7**	**-173.2**	**-238.0**
Cash equivalents at beginning of period	401.9	637.1	452.3	583.0	637.1
Cash flow for the period	-29.6	-235.0	-86.7	-173.2	-238.0
Exchange rate differences in cash equivalents	-4.6	5.7	2.1	-2.0	2.8
Cash equivalents at end of period	**367.7**	**407.8**	**367.7**	**407.8**	**401.9**

[1]Specification of all acquired net assets and goodwill January – June 2008

MSEK	Carrying amounts for acquisitions	Adjustment to fair value	Fair value acquisition balance
Intangible assets	0.5	28.3	28.8
Tangible fixed assets	9.1	0.0	9.1
Accounts receivable	39.5	0.0	39.5
Other assets	78.3	0.0	78.3
Other liabilities	-83.0	0.0	-83.0
Net debt	6.2	0.0	6.2
Identifiable net assets	**50.6**	**28.3**	**78.9**
Goodwill	-	-	46.7
Purchase price	-	-	**125.6**
Acquisition-related cash equivalents	-	-	-6.7
Total effect on Group cash equivalents			**119.0**

The Group's statement of recognized income and expenses

MSEK	June 30, 2008			June 30, 2007		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interest	Total
Income and expenses recognized directly in equity						
Actuarial gains and losses, net	-	-	-	-1.0	-	-1.0
Translation differences	-113.4	0.0	-113.4	36.5	0.1	36.6
Total income and expenses recognized directly in equity	-113.4	0.0	-113.4	35.5	0.1	35.6
Net income for the period	115.1	0.5	115.6	189.5	0.6	190.1
Total income and expenses for the period	1.7	0.5	2.2	225.0	0.7	225.7

Effects of changes in consolidated equity

MSEK	June 30, 2008			June 30, 2007		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interest	Total
Opening balance, Jan 1	2,487.8	5.7	2,493.5	2,226.5	6.3	2,232.8
Income and expenses recognized directly in equity	-113.4	0.0	-113.4	35.5	0.1	35.6
Net income for the period	115.1	0.5	115.6	189.5	0.6	190.1
Total capital changes, excluding transactions with the Company's owners	1.7	0.5	2.2	225.0	0.7	225.7
Dividend to minority interests	-	-	-	-	-1.7	-1.7
Warrants	-	-	-	16.6	-	16.6
Paid-out dividend	-182.5	-	-182.5	-146.0	-	-146.0
Closing balance	2,307.0	6.2	2,313.2	2,322.1	5.3	2,327.4

The Group's data per share

MSEK	Jan-June 2008	Jan-June 2007	Jan-Dec 2007
Share price at close of period	13.10	23.40	23.00
Dividend	-	-	0.5
Income after taxes	0.32	0.52	1.16
Number of outstanding shares	365,058,897	365,058,897	365,058,897
Average number of shares	365,058,897	365,058,897	365,058,897

The Group's segments, overview January-June

Niscayah's operations are divided into two different segments, Mainland Europe and US/UK/Ireland. Mainland Europe consists of the European market, excluding the UK and Ireland. Within Mainland Europe, Niscayah's customers are primarily active within banking, retail, defense, industry and transport and logistics. The Anglo-Saxon market consists of the US, UK and Ireland. Within US/UK/Ireland, Niscayah's customers are primarily active within banking, retail, healthcare and industry. The segment Other includes Australia, Hong Kong and the Parent Company's costs.

	Mainland Europe		US/UK/Ireland		Other		Eliminations		Group	
MSEK	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sales, external	2,904.9	2,586.0	812.4	850.3	27.1	24.8	-	-	3,744.4	3,461.1
Sales, internal	0.2	0.3	-	-	13.4	11.7	-13.6	-12.0	-	-
Sales	**2,905.1**	**2,586.3**	**812.4**	**850.3**	**40.5**	**36.5**	**-13.6**	**-12.0**	**3,744.4**	**3,461.1**
Organic sales growth, %	*6*	*14*	*1*	*13*	-	-	-	-	*5*	*14*
Operating income before amortization (EBITA)	273.4	309.5	29.4	16.5	-70.7	-45.1	-	-	232.1	280.9
EBITA margin, %	*9.4*	*12.0*	*3.6*	*1.9*	-	-	-	-	*6.2*	*8.1*
Amortization of acquisition-related intangible assets	-6.4	-4.9	-5.1	-4.6	-	-	-	-	-11.4	-9.5
Operating income (EBIT)	**267.0**	**304.6**	**24.3**	**11.9**	**-70.7**	**-45.1**	-	-	**220.6**	**271.4**
Operating margin (EBIT), %	*9.2*	*11.8*	*3.0*	*1.4*	-	-	-	-	*5.9*	*7.8*
Operating capital employed	874.0	1,014.4	245.3	340.7	166.1	-200.3	-	-	1,285.4	1,154.8
Operating capital employed as % of sales	*15*	*20*	*14*	*19*	-	-	-	-	*17*	*17*
Goodwill	1,385.8	1,300.3	1,164.0	1,298.3	65.6	76.8	-	-	2,615.4	2,675.4
Acquisition-related intangible assets	108.5	90.3	139.1	148.6	-	-	-	-	247.7	238.9
Capital employed	**2,368.3**	**2,405.0**	**1,548.5**	**1,787.6**	**231.7**	**-123.5**	-	-	**4,148.5**	**4,069.1**

The Group's organic sales growth and effects of changes in exchange rates

The calculation of organic sales growth and specification of changes in exchange rates on operating income before and after amortization are presented below:

MSEK	Jan-June 2008	Jan-June 2007	%
Sales	3,744.4	3,461.1	8
Acquisitions/disposals	-182.6	-	
Exchange rate changes, 2007	57.3	-	
Organic sales	**3,619.1**	**3,461.1**	**5**
Operating income before amortization (EBITA)			
Operating income before amortization (EBITA)	232.1	280.9	-17
Exchange rate changes, 2007	-1.3	-	
Operating income before amortization (EBITA)	**230.8**	**280.9**	**-18**
Operating income (EBIT)			
Operating income (EBIT)	220.6	271.4	-18
Exchange rate changes, 2007	0.3	-	
Operating income (EBIT)	**220.9**	**271.4**	**-19**

MSEK	Apr-June 2008	Apr-June 2007	%
Sales	1,946.8	1,808.2	8
Acquisitions/disposals	-96.7	-	
Exchange rate changes, 2007	30.1	-	
Organic sales	**1,880.2**	**1,808.2**	**4**
Operating income before amortization (EBITA)			
Operating income before amortization (EBITA)	127.9	160.4	-20
Exchange rate changes, 2007	0.0	-	
Operating income before amortization (EBITA)	**127.9**	**160.4**	**-20**
Operating income (EBIT)			
Operating income (EBIT)	121.5	155.1	-22
Exchange rate changes, 2007	0.4	-	
Operating income (EBIT)	**121.9**	**155.1**	**-21**

Consolidated income statement per quarter 2008

MSEK	Jan-Mar	Apr-June	July-Sept	Oct-Dec
Sales	**1,797.5**	**1,946.9**		
Cost of goods sold	-1,190.0	-1,287.3		
Gross income	**607.5**	**659.6**		
Selling and administrative expenses	-503.4	-531.7		
Operating income before amortization (EBITA)	**104.1**	**127.9**		
Amortization of acquisition-related intangible assets	-5.0	-6.4		
Operating income (EBIT)	**99.2**	**121.4**		
Financial income and expenses	-36.7	-16.7		
Income before tax	**62.5**	**104.7**		
Tax	-19.1	-32.5		
Net income for the period	**43.5**	**72.1**		

Consolidated income statement per quarter 2007

MSEK	Jan-Mar	Apr-June	July-Sept	Oct-Dec
Sales	**1,652.9**	**1,808.2**	**1,701.7**	**2,097.4**
Cost of goods sold	-1,086.8	-1,176.9	-1,093.9	-1,377.0
Gross income	**566.1**	**631.3**	**607.8**	**720.4**
Selling and administrative expenses	-445.6	-470.9	-457.9	-472.9
Operating income before amortization (EBITA)	**120.5**	**160.4**	**149.9**	**247.5**
Amortization of acquisition-related intangible assets	-4.2	-5.3	-5.2	-5.3
Operating income (EBIT)	**116.3**	**155.1**	**144.7**	**242.2**
Financial income and expenses	5.6	-2.3	-33.8	-37.3
Income before tax	**121.9**	**152.8**	**110.9**	**204.9**
Tax	-37.3	-47.3	-33.2	-49.7
Net income for the period	**84.6**	**105.5**	**77.7**	**155.2**

The Parent Company's financial statements

The Parent Company's income statement

MSEK	Jan-June 2008	Jan-June 2007
Net sales	80.2	77.4
Other operating costs	-53.7	-44.2
Operating income	**26.5**	**33.2**
Financial income and expenses	98.9	267.9
Income after financial items	**125.4**	**301.1**
Appropriations	-14.1	-42.2
Income before tax	**111.3**	**258.9**
Tax	-26.1	-38.6
Income for the year	**85.2**	**220.3**

The Parent Company's balance sheet

MSEK	June 30, 2008	Dec 31, 2007
ASSETS		
Fixed assets	9,132.1	9,019.5
Current assets	830.2	1,048.4
TOTAL ASSETS	**9,962.3**	**10,067.9**
EQUITY	**7,464.0**	**7,611.3**
Untaxed reserves	131.1	116.9
LIABILITIES		
Long-term liabilities	2,086.4	1,981.6
Current liabilities	280.8	358.1
TOTAL EQUITY AND LIABILITIES	**9,962.3**	**10,067.9**

END